UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of October 2013

000-55041
(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street
Kiryat Matalon, P.O. Box 7537
Petach-Tikva 4951778, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On October 22, 2013, Can-Fite BioPharma Ltd. (the “Company”) issued press releases in Israel and the United States announcing, among other things, that the Company estimates that the results of its Phase II study in Europe and Israel for its drug CF101 for the treatment of Rheumatoid Arthritis and the results of a Phase III study for its drug CF101 for the treatment of Dry Eye Syndrome, which OphthaliX Inc., a subsidiary of the Company is conducting, are both expected to be published during the last two weeks of December 2013. A translation of the press release issued in Israel is attached hereto as Exhibit 99.1 and is incorporated herein by reference. A copy of the press release issued in the United States (the “U.S. Press Release”) is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The description of the Company’s existing out-license agreements included in the U.S. Press Release should be read in conjunction with the descriptions of such agreements contained in the Form 20-F filed by the Company with the United States Securities and Exchange Commission on September 9, 2013, as amended by Amendment No. 1 on Form 20-F/A filed by the Company with the United States Securities and Exchange Commission on September 10, 2013.

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Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated October 22, 2013, issued by the Company in Israel
99.2	Press Release, dated October 22, 2013, issued by the Company in the United States

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.
Date: October 23, 2013
	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Operating and Financial Officer